FMI COMMON STOCK FUND, INC., FMI FUNDS, INC., AND FMI MUTUAL FUNDS, INC.

OFFICER'S CERTIFICATION

The undersigned, Kathleen M. Lauters, Chief Compliance Officer of FMI Common Stock Fund, Inc., FMI Funds, Inc., and FMI Mutual Funds, Inc. (the "Funds"), hereby certifies that the following are resolutions unanimously passed by the Board of Directors of the Funds, including all of the Directors who are not "interested persons" (as that term is defined in the Investment Company Act of 1940) of the Funds, at a regular meeting of the Board of Directors held on December 15, 2006:

FIDELITY BOND
	RESOLVED, that the amount of the joint blanket bond coverage increase from $2,300,000 to $2,925,000 for the Funds be, and hereby is, approved.

	FURTHER RESOLVED, that, after a review of such factors as (i) the total premiums required to be paid; (ii) the number of other parties named as insured; (iii) the nature of the business activities of such other parties;
(iv) the total amount of the bond; (v) the ratable allocation of the total premium among all of the insureds; and (vi) the extent to which the share of the premium allocated to each of the insureds is less than the premium each Fund would have had to pay if it had purchased and maintained its own bond, it is the judgment of the Board of Directors of the Funds that the portion of the premium to be paid by each Fund shall be in proportion to such Fund's relative net assets.

	FURTHER RESOLVED, that the appropriate officers of the Funds are hereby authorized to increase the amount of the Fund's bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940.

	FURTHER RESOLVED, that Kathleen M. Lauters is hereby designated as the officer who shall make the filings and give notices required by Rule 17g-1(g).


A true and complete copy of the Fidelity Bond, the incremental and renewal binder-invoices, and the recovery agreement are attached. The period covered by the Fidelity Bond as to which premiums have been paid began on December 14, 2006 and continues until December 14, 2007.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 18th day of December, 2006.

/S/ Kathleen M. Lauters
_____________________________________________________
 Kathleen M. Lauters
 Chief Compliance Officer



POLICY COVER SHEET
Job Name: XP3310DA Print Date and Time: 11/28/06 20:04
File Number: O617O
Business Center/
Original Business Unit: FINANCIAL AND PROFESSIONAL SERVICES
Policy Number: 463PB0998
Name of insured: FMI Common Stock Fund, Inc., et al
Agency Number: 4808064
Department or Expense Center: 001
Underwriter: 597542 Underwriting Team:
Data Entry Person: JULIE HAUCK
Date and Time: 11/28/06 09:01 001
Special Instructions
Policy Commencement Date: 12/14/06
THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT
THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE FORM NBR EDITION CO STATE TRANS DATE
* MAN1095 03.02 1 WI 2006-12-14*
* SR6167C 03.94 1 WI 2006-12-14*
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40775 Ed. 12-90
 1990 The St. Paul Travelers Companies, Inc. All Rights Reserved Page 1
POLICY INFORMATION
THIS IS NOT A BILL.
YOUR POLICY IS DIRECTLY BILLED. IF THIS IS A POLICY CHANGE,
THE ADDITIONAL OR RETURN PREMIUM WILL BE SHOWN ON FUTURE
INSTALLMENT BILLINGS. IF ALL INSTALLMENTS HAVE BEEN BILLED,
THE PREMIUM CHANGE WILL BE BILLED OR CREDITED PROMPTLY.
A BILL WILL BE SENT TO:
INSURED
Company: ST. PAUL FIRE & MARINE INSURANCE COMPANY
INSURED
FMI COMMON STOCK FUND, INC., ET AL
ATTN: KATHLEEN M. LAUTERS
225 EAST MASON STREET, 3RD FL
MILWAUKEE, 53202
Policy Inception/Effective Date: 12/14/06
Policy Number: 463PB0998
Agency Number: 4808064
Transaction Type: RENEWAL
Transaction Number: 001
Processing Date: 11/27/2006
AGENT
PROFESSIONAL INSURANCE SERVICES, INC.
500 ELM GROVE ROAD SUITE 200
ELM GROVE, WI 53122
Policy          Description               Amount           Surtax/
Number                                                    Surcharge
463PB0998      STANDARD FORM NO. 14      $6,244.00
POLICY PERIOD 12/14/06 TO 12/14/07
THIS WILL BE ON DIRECT BILL
RENEWAL OF POLICY NO. 463PB0597
INSURED COPY
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40775 Ed. 12-90
Page 2  1990 The St. Paul Travelers Companies, Inc. All Rights Reserved
INSURED COPY
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ND044 Rev. 8-05
 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved Page 1
of 1

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND BROKER COMPENSATION
For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987 Page 1 of 13
FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987
St. Paul Fire & Marine Insurance Company Bond No. 463PB0998
(Herein called Underwriter)
DECLARATIONS
Item 1. Name of Insured (herein called Insured): FMI COMMON STOCK FUND, INC., ET AL
Principal Address:
ATTN: KATHLEEN M. LAUTERS
225 EAST MASON STREET, 3RD FL
MILWAUKEE, WI 53202
Item 2. Bond Period: from 12:01 a.m. on 12/14/2006 to 12:01 a.m. on 12/14/2007                             (MONTH,DAY,YEAR)
(MONTH,DAY,YEAR) standard time.
Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $2,925,000.
Item 4. Subject to Sections 4 and 11 hereof, the Single Loss Limit of Liability is $ 2,925,000.
and the Single Loss Deductible is $ 0
Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling.
Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")
Amount applicable to:
                                      Single Loss Limit  Single
                                      of Liability Loss  Deductible
Insuring Agreement (D) - FORGERY OR ALTERATION $Not Covered $N/A
Insuring Agreement (E) - SECURITIES $ Not Covered $N/A
Coverage on Partners $ Not Covered $N/A
Optional Insuring Agreements and Coverages:
NASD Registered Representatives $2,925,000. $ 0
$ $
$ $
$ $
$ $
$ $
$ $
If "Not Covered" is inserted above opposite any specified Insuring
Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
MAN1415 ED. 03-05;
SR5834C ED. 10-87;
SR5969A ED. 06-90;
SR6100E ED. 12-93;
SR6139A ED. 10-87;
SR6167C ED. 03-94;
SR6275 ED. 09-05;
MAN1095 ED. 03-02;
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Page 2 of 13 Copyright, The Surety Association of America, 1987
Item 6. The Insured by the acceptance of this bond gives notice to the
Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 463PB0597 such termination or cancelation to be effective as of the time this bond becomes effective.
/s/Brian MacLean
President
/s/Bruce Backberg
Secretary
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987 Page 3 of 13
The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring
Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:
INSURING AGREEMENTS FIDELITY
(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.
Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.
As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
ON PREMISES
(B) (1) Loss of Property resulting directly from
(a) robbery, burglary, misplacement,
mysterious unexplainable disappearance
and damage thereto or destruction thereof, or
(b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, while the Property is lodged or deposited within offices or premises located anywhere.
(2) Loss of or damage to
(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or
(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.
provided that
(i) the Insured is the owner of such
furnishings, fixtures, supplies,
equipment, or office or is liable for
such loss or damage, and
(ii) the loss is not caused by fire.
IN TRANSIT
(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of
(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
(b) a Transportation Company and being
transported in an armored motor vehicle, or
(c) a Transportation Company and being
transported in a conveyance other than an armored motor vehicle provided that covered
Property transported in such manner is limited to the following:
(i) records, whether recorded in writing or electronically, and
(ii) Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and
(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.
Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Page 4 of 13 Copyright, The Surety Association of America, 1987
FORGERY OR ALTERATION
(D) Loss resulting directly from
(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of
Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.
(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
SECURITIES
(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others
(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
(a) Certificated Security,
(b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
(c) Evidence of Debt,
(d) Instruction to a Federal Reserve Bank of the United States, or
(e) Statement of Uncertificated Security of any
Federal Reserve Bank of the United States which
(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
(ii) is altered, or
(iii) is lost or stolen;
(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.
(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
COUNTERFEIT CURRENCY
(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.
GENERAL AGREEMENTS
NOMINEES
A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.
ADDITIONAL OFFICES OR EMPLOYEES -
CONSOLIDATION, MERGER OR PURCHASE OF
ASSETS - NOTICE
B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.
If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987 Page 5 of 13
Insured shall not have such coverage as is afforded under this bond for loss which
(a) has occurred or will occur in offices or premises, or
(b) has been caused or will be caused by an employee or employees of such institution, or
(c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
(i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
(ii) obtain the written consent of the
Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and
(iii) upon obtaining such consent, pay to the Underwriter an additional premium.
CHANGE OF CONTROL - NOTICE
C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.
As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.
REPRESENTATION OF INSURED
D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.
Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.
JOINT INSURED
E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named
Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.
NOTICE OF LEGAL PROCEEDINGS AGAINST
INSURED - ELECTION TO DEFEND
F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond.
Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.
The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.
If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.
If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Page 6 of 13 Copyright, The Surety Association of America, 1987
Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.
With respect to this General Agreement,
subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.
CONDITIONS AND LIMITATIONS
DEFINITIONS
Section 1. As used in this bond:
(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.
(b) Certificate of Deposit means an
acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1) represented by an instrument issued in bearer or registered form;
(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.
(e) Employee means
(1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the
Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;
(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;
(3) a person provided by an employment
contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;
(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;
(5) each natural person, partnership or
corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured
(not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve
Bank or clearing house shall not be
construed to be a processor.); and
(6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.
(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.
(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:
(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:
(a) the "net worth" of the Insured, which for the purposes of this bond, shall be The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987 Page 7 of 13 deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and
(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;
provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other
Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial
Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and
(2) as respects limited partners the value of such limited partner's(') investment in the Insured.
(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.
(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.
(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.
(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.
(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.
(m) Negotiable Instrument means any writing
(1) signed by the maker or drawer; and
(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and
(3) is payable on demand or at a definite time;
and
(4) is payable to order or bearer.
(n) Partner means a natural person who
(1) is a general partner of the Insured, or
(2) is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.
(o) Property means Money, Certificated Securities,
Uncertificated Securities of any Federal
Reserve Bank of the United States, Negotiable
Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.
(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated
Security containing:
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Page 8 of 13 Copyright, The Surety Association of America, 1987
(1) a description of the Issue of which the Uncertificated Security is a part;
(2) the number of shares or units:
(a) transferred to the registered owner;
(b) pledged by the registered owner to the registered pledgee;
(c) released from pledge by the registered pledgee;
(d) registered in the name of the registered owner on the date of the statement; or
(e) subject to pledge on the date of the statement;
(3) the name and address of the registered owner and registered pledgee;
(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and
(5) the date:
(a) the transfer of the shares or units to the new registered owner of the shares or units was registered;
(b) the pledge of the registered pledgee was registered, or
(c) of the statement, if it is a periodic or annual statement.
(q) Transportation Company means any
organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.
(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
(2) of a type commonly dealt in on securities exchanges or markets; and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.
EXCLUSIONS
Section 2. This bond does not cover:
(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);
(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring
Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;
(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;
(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;
(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A),
(D) or (E);
(f) loss resulting from any violation by the Insured or by any Employee
(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987 Page 9 of 13 amount in the absence of such laws, rules or regulations;
(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or
(B)(1)(a);
(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;
(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);
(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A).
For the purposes of this exclusion,
"racketeering activity" is defined in 18 United
States Code 1961 et seq., as amended;
(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
(1) in obtaining credit or funds, or
(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);
(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse
Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring
Agreement (A);
(m) loss through the surrender of Property away from an office of the Insured as a result of a threat
(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
(2) to do damage to the premises or property of the Insured, except when covered under Insuring Agreement
(A);
(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);
(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);
(p) loss resulting directly or indirectly from counterfeiting, except when covered under
Insuring Agreements (A), (E) or (F);
(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or
(B)(2);
(r) loss of Property while
(1) in the mail, or
(2) in the custody of any Transportation
Company, unless covered under Insuring
Agreement (C),
except when covered under Insuring Agreement
(A);
(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Page 10 of 13 Copyright, The Surety Association of America, 1987
(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;
(u) all fees, costs and expenses incurred by the Insured
(1) in establishing the existence of or amount of loss covered under this bond, or
(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
(v) indirect or consequential loss of any nature;
(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);
(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;
(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;
(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;
(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of nonpublic material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.
DISCOVERY
Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.
Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.
LIMIT OF LIABILITY
Section 4.
Aggregate Limit of Liability
The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The
Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
Upon exhaustion of the Aggregate Limit of Liability by such payments:
(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and
(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate
Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.
The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7.
In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.
Single Loss Limit of Liability
Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.
Single Loss Defined
Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987 Page 11 of 13
(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or
(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or
(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person
(whether an Employee or not) or in which such person is implicated, or
(d) any one casualty or event not specified in (a),
(b) or (c) preceding.
NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST
UNDERWRITER
Section 5.
(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.
(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.
(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.
(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.
(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.
(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.
VALUATION
Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
Securities
The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement.
However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.
If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.
Books of Account and Other Records
In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
Property other than Money, Securities or Records
In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Page 12 of 13 Copyright, The Surety Association of America, 1987
Set-Off
Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring
Agreement (A)
ASSIGNMENT - SUBROGATION - RECOVERY -
COOPERATION
Section 7.
(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.
(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.
(c) Recoveries, whether effected by the
Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate
Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible
Amount. Recovery on account of loss of
securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.
(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall
(1) submit to examination by the Underwriter and subscribe to the same under oath; and
(2) produce for the Underwriter's examination all pertinent records; and
(3) cooperate with the Underwriter in all matters pertaining to the loss.
(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein.
The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.
LIMIT OF LIABILITY UNDER THIS BOND AND
PRIOR INSURANCE
Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.
OTHER INSURANCE OR INDEMNITY
Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.
OWNERSHIP
Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable.
This bond shall be for the sole use and benefit of the Insured named in the Declarations.
DEDUCTIBLE AMOUNT
Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987 Page 13 of 13 applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.
TERMINATION OR CANCELATION
Section 12. This bond terminates as an entirety upon occurrence of any of the following: - (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond
Period as set forth in Item 2 of the Declarations.
This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring
Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.
Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.
In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

MAN1415 Ed. 3-05
 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved Page 1
of 2
ENDORSEMENT
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND NO. 463PB0998
DATE ENDORSEMENT OR
RIDER EXECUTED 11/28/06
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND
12/14/06
* ISSUED TO
FMI Common Stock Fund, Inc., et al
TERRORISM EXCLUSION ENDORSEMENT
MAN1415 Ed. 3-05
In consideration of the premium charged, it is understood and agreed as follows:
1. The following definitions are added to this bond and are part of any definitions section that applies to all insuring agreements or insuring clauses of this bond:
Terrorism means:
a. any actual or threatened act of force, violence or other danger against any persons, organizations or property;
b. any actual or threatened act that interferes with or disrupts any electronic, communication, information or mechanical system; or
c. anything done in preparation for committing any of such acts;
provided that the act:
a. intimidates or coerces, or appears to a reasonable person to be intended to intimidate or coerce, any government authority, any civilian population or any segment of any civilian population;
b. disrupts, or appears to a reasonable person to be intended to disrupt, any segment of the economy; or
c. appears to a reasonable person to be intended to further any political, philosophical, ideological, religious, social or economic objective.
The Described Total Incident Loss Amount means more than $25,000,000 in loss to all types of property of all affected persons or organizations that:
a. is directly or indirectly caused by Terrorism; and
b. is covered by any insurance, or would be covered by any insurance if any terrorism exclusion did not apply.
Such loss includes losses under any property or similar insurance that provides business interruption coverage for owners or occupants of the damaged property.
For purposes of determining The Described Total Incident Loss Amount, all acts of
Terrorism that occur within a 72-hour period and that are related, or appear to a reasonable person to be related, by purpose or leadership shall be deemed to be one act of Terrorism.
Nuclear, Biological or Chemical Activity means any:
a. nuclear reaction, nuclear radiation or radioactive contamination that is produced by or involves any nuclear weapon or device; or
b. actual or threatened discharge, release, escape, seepage, migration, disposal or other presence of any biological or chemical pathogen or poison, or any radioactive material, if any of that discharge, release,
escape, seepage, migration, disposal or other presence was intended to be involved in the Terrorism.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

MAN1415 Ed. 3-05
Page 2 of 2  2005 The St. Paul Travelers Companies, Inc. All Rights
Reserved
2. The following exclusion is added to this bond and is part of any exclusions section that applies to all insuring agreements or insuring clauses of this bond:
This bond does not cover:
Loss resulting directly or indirectly from Terrorism, including anything done to hinder or defend against Terrorism, if the Terrorism:
a. results in The Described Total Incident Loss Amount; or
b. involves any Nuclear, Biological or Chemical Activity, regardless of whether the Terrorism results in The Described Total Incident Loss Amount.
Because Nuclear, Biological or Chemical Activity may involve nuclear materials, nuclear reaction, nuclear radiation, radioactive contamination or pollutants, this exclusion applies in addition to any nuclear-related or pollution-related exclusion that applies and is in or made part of this bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

MAN1095 Ed. 3-02
ENDORSEMENT
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO. 463PB0998
DATE ENDORSEMENT OR RIDER EXECUTED 11/28/06
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY 12/14/06
* ISSUED TO
FMI COMMON STOCK FUND, INC., ET AL
It is understood and agreed that the Insured as stated in the Declarations of the attached Bond is amended to read as follows:
FMI Common Stock Fund, Inc. et al;
FMI Funds, Inc.,;
FMI Focus Fund;
FMI Large Cap Fund;
FMI Mutual Funds, Inc.,;
FMI Provident Trust Strategy Fund
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

SR5834c Rev. 10-87
Copyright, The Surety Association of America, 1987
RIDER
To be attached to and form part of Financial Institution Bond, Standard
Form No. 14, No. 463PB0998 in favor of FMI COMMON STOCK FUND, INC., ET AL
It is agreed that:
1. The attached bond shall not be canceled, as provided in parts (a) and
(b) of Section 12. or modified by rider except after written notice shall have been given by the acting party to the affected party, and to the
Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.
2. This rider shall become effective when the bond becomes effective.
By
Attorney-in-Fact
S.E.C. SOLE INSURED CANCELATION
CLAUSE RIDER
FOR USE WITH FINANCIAL INSTITUTION
BOND, STANDARD FROM NO. 14, WHEN
ISSUED TO A REGISTERED MANAGEMENT
INVESTMENT COMPANY COVERED AS A SOLE
INSURED, TO COMPLY WITH THE RULES OF
THE SECURITIES AND EXCHANGE
COMMISSION.
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

SR5969a Rev. 6-90
Copyright, The Surety Association of America, 1990
RIDER
To be attached to and form part of Financial Institution Bond, Standard
Form No. 14, No. 463PB0998 in favor of FMI COMMON STOCK FUND, INC., ET AL
It is agreed that:
1. The Underwriter will mark its records to indicate that the National
Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said
Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.
2. This rider shall become effective as of 12:01 a.m. on 12/14/2006
By
Attorney-in-Fact
CANCELATION RIDER
FOR USE WITH FINANCIAL INSTITUTION
BOND, STANDARD FORM NO, 14, WHEN
ISSUED TO THOSE MEMBER FIRMS OF THE
NATIONAL ASSOCIATION OF SECURITIES
DEALERS WHO HAVE EMPLOYEES AND ARE
REQUIRED TO JOIN THE SECURITIES
INVESTOR PROTECTION CORPORATION AND
WHO ARE SUBJECT TO RULE 15c-1 UNDER
THE SECURITIES EXCHANGE ACT OF 1934, TO
PROVIDE FOR NOTICE OF CANCELATION OR
SUBSTANTIAL MODIFICATION TO SUCH
ASSOCIATION.
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

SR6100e Rev. 12-93
Copyright, The Surety Association of America, 1993
RIDER
To be attached to and form part of Financial Institution Bond, Standard
Form No. 14, No. 463PB0998 in favor of FMI COMMON STOCK FUND, INC., ET AL
It is agreed that:
1. The attached bond is amended:
a. be deleting the numbered paragraph beginning "each natural person, partnership or corporation authorized by the Insured to perform services as Data Processor" from the definition of "employee" in Section 1;
b. by deleting the following from the second paragraph of Section 12:
"or any partner, officer or employee of any Processor"
2. This rider shall become effective as of 12:01 a.m. on 12/14/2006
Accepted:
By
Attorney-in-Fact
DELETE DATA PROCESSING COVERAGE
FOR USE WITH FINANCIAL INSTITUTION
BOND, STANDARD FORMS NOS. 14, 15, 24 AND
25, TO DELETE DATA PROCESSING
COVERAGE.
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

SR6139a Rev. 10-87
Copyright, The Surety Association of America, 1987
RIDER
To be attached to and form part of Financial Institution Bond, Standard
Form No. 14, No. 463PB0998 in favor of FMI COMMON STOCK FUND, INC., ET AL
It is agreed that:
1. The attached bond is amended by inserting as an additional part in
Section 1(e), definition of Employee, the following:
A person who is a registered representative or a registered principal associated with an Insured except a:
(i) sole proprietor
(ii) sole stockholder
(iii) director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or
(iv) partner.
2. This rider shall become effective as of 12:01 a.m. on 12/14/2006 standard time.
By
Attorney-in-Fact
NATIONAL ASSOCIATION OF SECURITIES
DEALERS RIDER
FOR USE WITH FINANCIAL INSTITUTION
BOND, STANDARD FORM NO. 14, TO
INCLUDE CERTAIN REGISTERED PERSONS
AS EMPLOYEES WHEN ISSUED TO AN
INSURED WHICH IS A MEMBER OF THE
NATIONAL ASSOCIATION OF SECURITIES
DEALERS, INC.
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

SR 6275
Copyright, The Surety Association Of America, 2005
RIDER
To be attached to and form part of Financial Institution Bond, Standard
Form No. 14, No. 463PB0998 in favor of FMI COMMON STOCK FUND, INC., ET AL
It is agreed that:
1. The following is added to Section 2. Exclusions:
Loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such person, knows, or knew at any time, of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such person at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.
2 This Rider is effective as of 12:01 a.m. on 12/14/06.
KNOWLEDGE OF PRIOR DISHONESTY RIDER
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD
FORMS NOS. 14, 15, 24 AND 25.
REVISED SEPTEMBER, 2005.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

SR6167c Rev. 3-94 Page 1 of 2
Copyright, The Surety Association of America, 1994
RIDER/ENDORSEMENT
To be attached to and form part of Financial Institution Bond, Standard
Form No. 14, No. 463PB0998 in favor of FMI COMMON STOCK FUND, INC., ET AL
It is agreed that:
1. The General Agreement entitled "Representation of Insured" and the
"Representation" paragraph found in the application are deleted and replaced by the following:
Representation or Warranty of Insured
No misrepresentation made by the Insured or on the Insured's behalf or breach of an affirmative warranty made by the Insured or on the Insured's behalf shall affect the Underwriter's/Company's obligations under
this bond/policy.
(a) unless the Underwriter/Company relies on it and
(i) It is material, or
(ii) It is made with the intent to deceive, or
(b) unless the fact misrepresented or falsely warranted contributes to the loss.
The Insured represents that the information furnished in the application for this bond/policy is complete, true and correct. Such application constitutes part of this bond/policy.
No failure of a condition prior to the loss and no breach of a promissory warranty affects the Underwriter's/Company's obligation under this bond/policy unless it exists at the time of the acts causing the loss and either increases the risk at that time or contributes to the loss.
This paragraph does not apply to failure to tender payments of premium.
2. Part (a) and (b) of Section 5 are deleted and replaced by the following:
(a) At the earliest practical moment after discovery of loss, the Insured shall give the Underwriter/Company notice thereof.
(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter/Company proof of loss, duly sworn to, with full particulars.
However, proof of loss may be submitted within one year
after the time required if the Underwriter/Company is not prejudiced thereby and it was not reasonably possible to meet the time limit.
3. Part (a) of the first paragraph of the Section entitled "Termination or Cancelation" is deleted and replaced by the following:
(a) 10 days after the receipt by the Insured of a written notice from the
Underwriter/Company of its desire to cancel this bond/policy, provided, however, that if the bond/policy has been in effect for more than
60 days, the cancelation must be for one of the following reasons:
(i) substantial misrepresentation,
(ii) substantial change in the risk assumed, except to the extent that the Underwriter/Company should reasonably have foreseen the change or contemplated the risk in writing the contract, or (iii) substantial breaches of contractual duties, conditions or warranties, including contract provisions relating to prompt notification to the Underwriter/Company after discovery of loss.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

SR6167c Rev. 3-94 Page 2 of 2
Copyright, The Surety Association of America, 1994
4. The following is added as the final paragraph of the section entitled
"Termination or Cancelation":
In the event that the Underwriter/Company intends not to renew this bond/policy upon expiration of the Bond/Policy Period, it shall give at least
60 days prior notice to the Insured.
5. This rider/endorsement is effective as of the time the attached bond/policy is effective.
By
Attorney-in-Fact
WISCONSIN STATUTORY
RIDER/ENDORSEMENT
FOR USE WITH FINANCIAL INSTITUTION
BONDS, STANDARD FORMS NOS. 14, 15, 24
AND 25 AND EXCESS BANK EMPLOYEE
DISHONESTY BOND, STANDARD FORM NO.
28, AND COMPUTER CRIME POLICY FOR
FINANCIAL INSTITUTIONS TO COMPLY WITH
WISCONSIN STATUTES.
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


DELIVERY INVOICE


Company:  St. Paul Fire and Marine Insurance Company

I  FMI Common Stock Fund, Inc., et al
N  Attn: Kathleen M. Lauters
S  225 East Mason Street, 3rd Floor
U  Milwaukee, WI  53202
R
E
D


Policy Inception/Effective Date: 12/14/05
Agency Number 4808064

Transaction Type:
Endorsement
Transaction number: 03
Processing date:  10/04/06
Policy Number: 463PB0597

___________________________________________

A   Professional Insurance Svcs
G   500 Elm Grove Road, Suite 200
E    Elm Grove, WI  53122
N
T
Policy		Description		Amount			Surtax/
Number								Surcharge

463PB0597	Standard Form 14	$74
		   A/P to increase limits to $2,500,000


























40724 Ed.12-90 Printed in U.S.A.         	INSURED COPY				Page 1


RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 463PB0597 in favor of FMI Common Stock
Fund, Inc., et al

It is agreed that:
1.	The attached bond is amended by replacing that Item(s) on the Declaration
Page corresponding to the Item(s) indicated below with an "X":

  	Item 2.  Bond Period: from 12:01 a.m. on 	           to 12:01 a.m. on
				     (MONTH, DAY, YEAR)               (MONTH, DAY, YEAR)


	Item 3.  The Aggregate Liability of the Underwriter during the Bond
			Period shall be $2,500,000


	Item 4.  Subject to Sections 4 and 11 hereof,
		the Single Loss Limit of Liability is $2,500,000
		and the Single Loss Deductible is $0

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Amount applicable to:				Single Loss Limit of		Single
							          Liability	Loss Deductible

	   Insuring Agreement (D) - FORGERY OR ALTERATION     $			  $
	   Insuring Agreement (E) - SECURITIES		      $                   $
	   Coverage on Partners (Form No. 14 only)	      $                   $
	   Optional Insuring Agreements and Coverages:
	   REGISTERED REPRESENTATIVES	                      $2,500,000	  $0
						              $                   $
							      $			  $


2.	This rider applies to loss sustained at any time but discovered after
	12:01 a.m. on 09/29/2006

Accepted					By_______________________________________________
					                           Attorney-in-Fact









AMEND DECLARATIONS PAGE - DISCOVERY
     FORM
	FOR USE WITH FINANCIAL INSTITUTION
	BONDS, STANDARD FORMS NOS. 14, 15, 24
	AND 25.  ITEM 3 NOT TO BE CHANGED MID-
	TERM WITH THIS RIDER
					 	INSURED
	SR6150c Rev. 6-90
	Copyright, The Surety Association of America, 1990




Renewal Binder

November 8, 2006

Stan Strelka
Professional Insurance Services, Inc.
500 Elm Grove Road - Suite 200
Elm Grove, WI   5312

Re: FMI Common Stock Fund, Inc, et al
    Milwaukee, WI
    New Bond Number 463PB0998 (Renewal of Financial Institution Bond 463PB0597) Effective 12/14/2006 to 12/14/2007


10/31/06 TNA      FUND      BOND AMT         FEE______
  472,238,532     FCS        900,000          $1,921.23

  919,847,755     FFF      1,500,000           2,571.62
  225,499,307     FLC                            630.43
-------------                                  --------
1,145,347,062                                  3,202.05

   37,352,524     FPT        525,000           1,120.72
                           _________         __________
                           2,925,000	      $6,244.00


Surety Association of America - Standard Form 14 - Renewal Binder
Insurer:	St. Paul Fire & Marine Insurance Company

Prior Policy Number:	463PB0597	New Policy Number:  463PB0998

Insured:	FMI Common Stock Fund, Inc., et al
	100 East Wisconsin Avenue #2200
	Milwaukee, WI   53202

Proposed Policy Period: From: Dec.14, 2006	to: Dec.14, 2007

A checked box indicates an insuring agreement has been selected for coverage:
 	Insuring Agreements	Single Loss             Single Loss
				Limit of Liability	Deductible Amount
	A. Fidelity		$2,925,000				$0.
	    Contract EDP
	    Draftsigners
	B. On Premises     	Same as Insuring Agreement A1	Same as Insuring Agreement A1
	C. In Transit		Same as Insuring Agreement A1	Same as Insuring Agreement A1
	D. Forgery or Alteration
	E. Securities
	    NASD Registered Representatives	$2,925,000	$0


Aggregate Limit of Liability:	$ 2,925,000.

Premium:			$     6,244.
Terrorism Premium:		$ N/A      .    Terrorism excluded;
						coverage rejected by Insured.
Total Premium:			$     6,244.    ** Any applicable taxes and/or
						surcharges are in addition to
						the above stated premium. **


Billing Type:	Direct Bill
Pay Plan:	Annual - Single Pay

NOTE: Terrorism coverage is optional, as shown above. If coverage is selected, the terrorism exclusion endorsement will not be attached to the bond.

Policy Forms:
MAN1415	Terrorism Exclusion Endorsement
ND044	Producer Compensation Disclosure Notice
SR5834c	Cancellation Endorsement - Notice to SEC
SR5969a	General Cancellation Rider - Notice to NASD
SR6100e	Data Processing Coverage, to Delete
SR6139a	NASD Registered Representatives included as Employees
SR6167c	Wisconsin Amendatory Endorsement
SR6275	Knowledge of Prior Dishonesty Rider
TSB5062b	Financial Institution Bond Standard Form 14
MAN1095	Named Insured Endorsement (as expiring)

The premium shown excludes coverage for terrorism. Coverage is available at an additional 1.00% charge. If coverage is desired, the premium will be increased accordingly and the endorsement excluding coverage will not be attached to the bond.

The binder contained in this document is valid until December 14, 2007 or until the bond is issued whichever comes FIRST, and is subject to St. Paul Travelers' receipt, review, and acceptance of the required underwriting information noted below. St. Paul Travelers reserves the right to change the quote in this document, or to refuse to bind coverage entirely, based on a review of the required underwriting information or based on adverse change in the risk(s) to the insured prior to the effective date of the policy (ies) noted in this document.

This is subject to receipt, review and acceptance of the following required underwriting information:

	No outstanding requirements or requests.


Thank you for considering Travelers for your client's specialty insurance needs. Please call if you have any questions regarding this.




Richard A. Major
Travelers
Financial & Professional Services


Phone:  651.310.7370
Fax:      651.310.5490






RECOVERY AGREEMENT

	Pursuant to Rule 17g-1(f) under the Investment Company Act of 1940, the undersigned, FMI Common Sock Fund, Inc., FMI Mutual Funds, Inc. and FMI Funds, Inc. (FMI Common Stock Fund, Inc., FMI Mutual Funds, Inc. and FMI Funds, Inc. and any series thereof are referred to collectively as the "Funds" and individually as a "Fund"), all registered management investment companies named as an insured in a joint insured bond as such term is defined in Rule 17g-1(b) under the Investment Company Act of 1940, agree that in the event that any recovery is received under the aforementioned fidelity bond as a result of a loss sustained by more than one of the Funds, each Fund shall receive an equitable and proportionate share of such recovery, but in an amount at least equal to the amount which each of them would have received had each of them provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Regulation 17g-1 under the Investment Company Act of 1940.


FMI COMMON STOCK FUND, INC.
By /s/ Donald S. Wilson

FMI MUTUAL FUNDS, INC.
By /s/ Donald S. Wilson

FMI FUNDS, INC.
By /s/ Donald S. Wilson